UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42
Company Registry (“NIRE”):  35.3.00332067

Authorized Public Company

ANNOUNCEMENT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby announces to the market that, continuing the announcement made on July 24, 2015, and after the fulfilment of the applicable conditions precedent, which included obtaining the appropriate regulatory authorizations, the association formed in Brazil between Santander Brasil and Banque PSA Finance (“Banque PSA”) to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands (Peugeot, Citroën and DS) started to operate on August 1st, 2016.

This association is within the scope of the partnership entered into between Banque PSA and Santander Consumer Finance in Europe and its main vehicle in Brazil will be Banco PSA Finance Brasil S.A., held fifty per cent (50%) by Aymoré Crédito, Financiamentos e Investimentos S.A, wholly owned subsidiary of Santander Brazil, and fifty per cent (50%) by Banque PSA. The transaction also contemplates the acquisition by Santander Brasil of PSA Finance Arrendamento Mercantil S.A. and of fifty percent (50%) of PSA Corretora de Seguros e Serviços Ltda., entity of PSA Group in Brazil dedicated to local distribution of insurance products.

The association adds to the distribution channels Santander Brasil the network of distributors of the PSA Group in Brazil for the offering of financial and insurance products, especially in the vehicle-financing sector.

São Paulo, August 1, 2016.

Angel Santodomingo
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 01, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer